

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 13, 2007

via U.S. mail and facsimile

William S. Creekmuir
Executive Vice President, Chief Financial Officer,
  Assistant Treasurer and Assistant Secretary
Simmons Company
One Concourse Parkway, Suite 800
Atlanta, Georgia 30328

       RE: Simmons Company
              Form 10-K/A for the Fiscal Year Ended December 30, 2006
              Filed September 6, 2007
              Form 10-K for the Fiscal Year Ended December 30, 2006
              Filed March 23, 2007
              Forms 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007
              File No. 333-124138

Dear Mr. Creekmuir:

      We have completed our review of your Form 10-K, Form 10-K/A and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355.

                         Sincerely,

                         Terence O'Brien
                         Accounting Branch Chief